U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Montpellier Group, Inc.
(Name of Small Business Issuer in its charter)

Delaware	71-0902378
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2534 Kapiolani Blvd # 204
Honolulu, Hawaii	96825
(Address of principal executive office)	(Zip Code)

Issuer’s telephone number (888) 332-5511

Securities to be registered under Section 12(g) of the Act:

Common Shares

     Charles Clayton
12 S. Sixth Street
Minneapolis, Minnesota 55402
(612) 338-3738
(Agent for Service)

Item 1. Description of Business

          Montpellier Group, Inc. was incorporated in the State of Delaware in November, 2001.

          Montpellier Group, Inc. owns and operates three web sites on the Internet, the addresses are yourcoach.org, coach4u.org and montpelliercoaching.com. The web sites are being designed to facilitate the marketing of personal and corporate coaching sessions on the internet., face to face, via telephone, via electronic mail and on-site corporate coaching.

          The web sites will also have advertisements for magazines, newsletters, publications and coaching software.

Item 2. Plan of Operation

          Montpellier Group, Inc. is a coaching and consulting company. It provides professional coaching services to individuals, business organizations and other groups. Consulting services are available for entrepreneurs and companies who require assistance during reorganization or periods of business change. It operates as an independent company that makes itself available on a contract basis.

          Executive and life coaching is a business that has evolved over the last 12 years in response to needs of individuals and those who hold positions of responsibility in large corporations.

          During this evolution it has become obvious that people need coaching on other parts of their lives, in addition to what goes on in the corporate world. This has led to relationship coaching couples, coaching life transition, coaching individuals on various problems, and team coaching.

          The lead has been primarily by coaches and coaching organizations within the United States. There are now 10 schools that work in conjunction with the International Coaches Federation to develop education and maintain standards of excellence. Coaching is beginning to emerge in Europe, mostly in Norway and Great Britain, and Japan is taking the lead in Asia.

          The two principals of this company have a great deal of experience in business and personal growth, and expertise and training in this field of transformational work. They have developed a small client group, all of whom are independent entrepreneurs. The coaching is designed to enable them to establish clear and achievable goals for themselves and their business ventures.

        Corporate coaching isn't used solely to improve job performance, and is no longer the exclusive domain of executives. All kinds of people, from entrepreneurs, to new hires, to the recently retired use coaches to move into second careers, to prepare for promotion and to refocus or refine communications skills.

        Presently asking for the help of a coach isn't seen as an admission of weakness as much as a commitment to personal and professional growth. There are many applications for coaching, including life skills, business development, transitions, job searches, career counseling, financial planning, work life balance and stress management.

        We provide personal, one on one coaching, which is available by telephone, e-mail or face to face. We provide executive coaching for professionals and executives who wish to develop skills and an expanded repertoire, which is available by telephone, in person or by e-mail. We provide team coaching designed to create a sense of team identity and shared purpose by telephone or in person. We provide company coaching from outside the organization to facilitate the development of a specific set of goals, this is on site with follow ups in person, by telephone or e-mail.

        We have developed a workshop arm which we call the Relationship Collective. This is used to offer workshops designed to throw light on how people interact together in business and personal modalities.

        The Company has contact with over 100 active coaches in North America and Europe, who are drawn upon to create a referral and so-active learning network.

        Revenue will be from activities and consulting. A coach typically charges between $150 and $300 for each half hour session, whether paid by the company or the individual.

Item 3. Description of Property

        None

Item 4. Security Ownership of Certain Beneficial Owners and Management

        There are presently 6,500,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.

	Shares of	Percent of
Name	Common Stock	ownership

Paul Hayward	1,000,000	15%
10-1917 W. 4th Ave
Vancouver, Canada

Donna Loui	3,000,000	46%
380 West 1st Ave
Vancouver, Canada

Directors and Officers	4,000,000	61%
as a group

Item 5. Directors, Executive Officers, Promoters and Control Persons

        The executive officers and directors of the company, with a brief description are as follows:

Name	Position

Donna Loui	President, Treasurer, Director

Paul Hayward	Secretary, Director

        Donna Loui, Ms Loui is the President, Treasurer and a Director of the Company. Ms Loui was a realtor with Windermere Real Estate in the State of Washington and British Columbia from 1994 to 1997. Between 1997 and 2002 she acted as a fabric purchaser and import/export expert for Mr. Jax and Koret Vancouver, companies owned by Kellwood Corporation. She joined the Company in July of 2002.

        Paul Hayward, Mr. Hayward is the Secretary and a Director of the Company. From 1994 to 1997 he was investor relations counsel to Datotech Systems, Inc. and from 1997 to 1998 he was investor relations counsel to Europa Resources, Inc. He was President of 5 Starliving Online, Inc. from 1998 to 2001, and a director and Treasurer of Viral Genetics, Inc. until July of 2002. He was President of this Company from inception until August, 2002.

Item 6. Executive Compensation

        There are no officers or directors that received compensation in excess of $60,000 or more during the last year.

Item 7. Certain Relationships and Related Transactions

        None

Item 8. Legal Proceedings

        None

Item 9. Market for Common Equity and Related Shareholder Matters

        The Company’s common stock has not traded at this time.

        There are 32 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

Item 10. Recent Sales of Unregistered Securities

Name	Date	Shares	Cost

Edgar Angeles	5/02	10,000	$100.00
Lana Angeles	5/02	10,000	$100.00
Paul Bullen	6/02	5,000	$50.00
Kim Bullen	6/02	5,000	$50.00
Kevin Bullen	6/02	5,000	$50.00
Randy Phil Fajardo	5/02	10,000	$100.00
Jorge Gaviria	5/02	10,000	$100.00
Sharon E. Gipperich	4/02	10,000	$100.00
Clint Gipperich	4/02	10,000	$100.00
Ryan J. Gipperich	4/02	5,000	$50.00
Liam K. Gipperich	4/02	5,000	$50.00
Glen Gipperich	4/02	5,000	$50.00
Eileen Hayward	3/02	10,000	$100.00
Paul Hayward	11/01	1,000,000	$1,000.00
Nicole Hayward	6/02	5,000	$50.00
Don Leslie	5/02	10,000	$100.00
Lance Leslie	5/02	10,000	$100.00
Lisa Leslie	5/02	10,000	$100.00
Doris Leung	5/02	10,000	$100.00
Donna Loui	6/02	3,000,000	$3,000.00
Joanne Loui	2/02	10,000	$100.00
Lena W. Loui	2/02	10,000	$100.00

Michael Ong	5/02	10,000	$100.00
Dr. Sally Ann Redwood	3/02	10,000	$100.00
Guillermo Rodriguez	5/02	10,000	$100.00
Sue Sutton	3/02	10,000	$100.00
Geoff Sutton	3/02	10,000	$100.00
Chris Summerton	6/02	5,000	$50.00
Vince K. Wong	6/02	10,000	$100.00
Holly HY Wong	6/02	10,000	$100.00
Huana Wong	6/02	5,000	$50.00
Erin Wong	6/02	5,000	$50.00

        All of these shares were sold pursuant to a Private Placement Memorandum to non residents of the United States.

        There was no underwriter on the sales of any of the securities, and no commissions were paid.

        The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

Item 11. Description of Securities

        The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

        Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

        The preferred shares have not been designated any preferences.

        Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company’s securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

Item 12. Indemnification of Directors and Officers

        Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

Item 13. Financial Statements

        Please see the attached Financial Statements.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Item 15. Financial Statements and Exhibits

(a)	Please see the attached Financial Statements

(b)	Exhibits:

3. Articles of Incorporation and bylaws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	Montpellier Group, Inc.

/s/ Donna Loui

Donna Loui, President, Treasurer, Director

/s/ Paul Hayward

Paul Hayward, Secretary, Director

MONTPELLIER GROUP, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

AUDITORS' REPORT

To the Shareholders and Directors Montpellier Group, Inc.

(A Development Stage Company)

We have audited the balance sheet of Montpellier Group, Inc. (a development stage company) as at September 30, 2002, and the statements of operations and deficit accumulated during the development stage, cash flows, and stockholders’ equity for the period from November 26, 2001 (date of inception) to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002, and the results of its operations and cash flows for the period from November 26, 2001 (date of inception) to September 30, 2002 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered a loss and a cash outflow from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.	“Morgan & Company”

October 10, 2002	Chartered Accountants

MONTPELLIER GROUP, INC.
(A Development Stage Company)

BALANCE SHEET

SEPTEMBER 30
2002

ASSETS

Current
Cash	$6,520

LIABILITIES

Current
Accrued liabilities	$2,500
Due to shareholder	85

2,585

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
80,000,000 common shares, par value $0.0001 per share
20,000,000 preferred shares, par value $0.0001 per share

Issued and outstanding:
6,500,000 common shares at September 30, 2002	650

Additional paid-in capital	5,850

Deficit Accumulated During The Development Stage	(2,565)

3,935

$6,520

MONTPELLIER GROUP, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT

INCEPTION
NOVEMBER 26
2001 TO
SEPTEMBER 30
2002

Expenses
Bank charges	$30
Domain registration	35
Professional fees	2,500

Net Loss For The Period	(2,565)

Deficit Accumulated During The Development Stage, Beginning Of
Period	-

Deficit Accumulated During The Development Stage, End Of Period
$(2,565)

Net Loss Per Share	$-

Weighted Average Number Of Common
Shares Outstanding	2,805,197

MONTPELLIER GROUP, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

INCEPTION
NOVEMBER 26
2001 TO
SEPTEMBER 30
2002

Cash Flows From Operating Activities
Net loss for the period	$(2,565)

Adjustments To Reconcile Net Income To Net
Cash Used By Operating Activities
Accrued liabilities	2,500

(65)

Cash Flows From Financing Activity
Common stock issued	6,500
Advances from shareholders	85

6,585

Increase In Cash	6,520

Cash, Beginning Of Period	-

Cash, End Of Period	$6,520

MONTPELLIER GROUP, INC.
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS EQUITY

SEPTEMBER 30, 2002

	COMMON STOCK

	NUMBER		ADDITIONAL
	OF		PAID-IN
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL

Shares issued for cash at $0.001	6,500,000	$650	$5,850	$-	$6,500

Net loss for the period	-	-	-	(2,565)	(2,565)

Balance, September 30, 2002	6,500,000	650	5,850	(2,565)	3,935

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

1.		NATURE OF OPERATIONS

		a)	Organization

The Company was incorporated in the state of Delaware, U.S.A. on November 26, 2001.

		b)	Development Stage Activities and Going Concern

The Company intends to operate internet web sites which will be designed to facilitate the marketing of personal and corporate coaching sessions on the internet. The websites will also have advertisements for magazines, newsletters, publications and coaching software.

Since inception, the Company has suffered recurring losses and net cash outflows from operations. The Company expects to continue to incur substantial losses to complete the development of its business. Since its inception, the Company has funded operations through common stock issuances and related party loans in order to meet its strategic objectives. Management believes that sufficient funding will be available to meets its business objectives, including anticipated cash needs for working capital, and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence its business operation. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2	.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

2.		SIGNIFICANT ACCOUNTING POLICIES (Continued)

	a)	Development Stage Company

The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

	c)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 –“Accounting for Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all if a deferred tax asset will not be realized, a valuation allowance is recognized.

	d)	Stock Based Compensation

The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 –“Accounting for Stock Issued to Employees”. The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 – “Accounting for Stock Based Compensation”, which require disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

	e)	Financial Instrument

The Company’s financial instrument consists of cash.

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from this financial instrument. The fair value of this financial instrument approximate its carrying value, unless otherwise noted.

	f)	Net Loss Per Share

The loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.

3.	SUBSEQUENT EVENT

Subsequent to September 30, 2002, the Company has arranged an unsecured line of credit with a shareholder. The line of credit to a maximum of $30,000 bears interest at the rate of 5% per annum with all outstanding principal and accrued interest payable by December 1, 2005.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/26/20001
10594932-3459601

CERTIFICATE OF INCORPORATION

          FIRST. The name of this corporation shall be: MONTPELLIER GROUP, INC.

          SECOND. Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, and its registered agent at such address is CORPORATION SERVICE COMPANY.

          THIRD. The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General corporation Law of Delaware.

          FOURTH. The total number of shares of stock which this corporation is authorized to issue is: 80,000,000 shares of common stock with a par value of ($.0001), and 20,000,000 shares of preferred stock with a par value of ($0.001).

The powers, preferences and rights and the qualifications, limitations or restrictions thereof shall be determined by the board of directors.

          FIFTH. The name and address of the incorporator is as follows:

Angela Norton
The Company Corporation
1013 Centre Road
Wilmington, DE 19805

          SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

          SEVENTH. No director shall be personally liable to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

          IN WITNESS WHEREOF, The undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this twenty sixth day of November, A.D. 2001.

/s/ AngelaNorton
Name: Angela Norton
Incorporator

ACTION OF SOLE
INCORPORATOR
MONTPELLIER
GROUP,
INC.

The undersigned/ without a meeting/ being the sole

incorporator of the Corporation/ does hereby elect the persons listed below to serve as directors of the corporation until the first annual meeting of shareholders and until their successors are elected and qualify:

PAUL HAYWARD

Angela Norton
Incorporator
Dated: November 26/ 2001

BYLAWS

OF
MONTPELLIER GROUP, INC.
(A Delaware corporation)

ARTICLE I
STOCKHOLDERS

          1. CERTIFICATES REPRESENTING STOCK. Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

          Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

          The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

          2. UNCERTIFICATED SHARES. Subject to any conditions imposed by the General Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

          3. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form

(represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

          4. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

          5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders ent itled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by band or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

          6. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term 'share" or "shares' or "share of stock" or 'shares of stock' or "stockholder" or stockholders' refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

7. STOCKHOLDER MEETINGS.

          The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

          - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

           - CALL . Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

           - NOTICE OR WAIVER OF NOTICE . Written notice of all meetings shall be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States Mail. If a meeting is adjour ned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

           - STOCKHOLDER LIST. The officer who has charge of the Stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

          - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting – the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting , but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

           -PROXY REPRESENTATION . Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney- in- fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

           - INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. if an inspector or inspectors are not appointed, the person presid ing at the meeting may, but need not, appoint one or more inspectors. in case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspectors at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by him or them and execute a certificate of any fact found by him or them. Except as otherwise required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

           - QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

          - VOTING. Each share of stock shall entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

          8. STOCKHOLDER ACTION WITHOUT MEETINGS. Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

ARTICLE 11

DIRECTORS

          1. FUNCTIONS AND DEFININTIONS. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "who le board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

          2. QUALIFICATIONS AND NUMBER . A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the Stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

          3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by die incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause. may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

          4. MEETINGS.

          - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

          - PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

          - CALL . No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

          -NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER.
No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

          - QUORUM AND ACTION . A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to flu vacancies and newly created directorships in the Board or action of disinterested directors.

          Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

          - CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

          5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

          6. COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place Of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

          7. WRITTEN ACTION . Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

ARTICLE III

OFFICERS

          The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing him, no officer other than the Chairman or Vice-Chairman of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

          Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen and qualified.

          All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all writings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to him. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV

CORPORATE SEAL

          The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

          The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

AR'TICLE VI

CONTROL OVER BYLAWS

          Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

          I HEREBY CERTIFY that the foregoing is a full, true, and correct,. copy of the Bylaws of E-Media Communications Inc., a Delaware corporation. as in effect on the date hereof.

Dated: 26 November, 2001

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Secretary of Montpellier Group, Inc.

TYPE: EX-5 SEQUENCE: 3

DESCRIPTION: OPINION OF COUNSEL EXHIBIT 5

CHARLES CLAYTON ATTORNEY AT LAW

12, South 6th Street Suite 1008 Minneapolis, MN 55402 (612) 338-3738
Fax (612) 336-4505

November 12, 2002.

Montpellier Group , Inc. 2534, Kapiolani Blvd, #204 Honolulu HI 96826

Gentlemen: I have acted as counsel for the company in connection with the preparation of the Registration Statement, and, based on this, I am of the opinion that:

1	.
The company is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Delaware, with corporate authority to conduct the business in which it is now engaged, and as described in the Registration Statement.

2	.
The shares have been duly authorized, and, when issued and delivered, will be validly issued, fully paid and nonassessable and free from preemptive rights, will be without cumulative voting rights and will conform to the description in the Prospectus.

3	.
There is not pending, or to the knowledge of counsel, threatened, any action, suit, or proceeding before or by any court or governmental agency or body to which the company is a party, or to which any property of the company is subject, and which, in the opinion of counsel, could result in a material adverse change in the business, business prospects, financial position or results of operations, present or prospective, of the company or of its properties or assets.

4	.	I consent that this opinion be filed as an exhibit to the Registration Statement, and to the use of my name in the Registration Statement under the caption
5	.	"Legal Matters."
6	.	Cordially, /s/ Charles Clayton Charles Clayton